January 31, 2025

Naveen Chopra
Chief Financial Officer
Paramount Global
1515 Broadway
New York, New York 10036

       Re: Paramount Global
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Form 10-Q for the Nine Months Ended September 30, 2024
           File No. 001-09553
Dear Naveen Chopra:

       We have reviewed your January 31, 2025 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our January
23, 2025 letter.

Form 10-Q for the Nine Months Ended September 30, 2024
Notes to the Consolidated Financial Statements
2) Programming and Other Inventory, page 13

1. We note your response to prior comment 1. Please explain what were your normal routine impairments that took place in 2023 and 2024. Tell us how you determined they were different from the strategic impairments.
3) Impairment, Restructuring and Transaction-Related Costs, page 14

2. We note your response to prior comment 2. Please expand your response to explain in detail your consideration of the guidance in ASC 350-20-35-66 and the triggering event examples in ASC 350-20-35-3(C). Your response should address all of the examples and explain why you believe they were or were not applicable. In this regard, we note in your response to comment 1 of your letter dated December 16,
 January 31, 2025
Page 2

       2024 you said, "the programming charges that occurred in 2023 and 2024 were due to major strategic changes that resulted in the removal of significant levels of content from our platforms, abandonment of development projects and termination of certain programming agreements," "[i]n connection with these strategic changes, in 2023, we combined Paramount+ and Showtime into a single integrated product offering across both the linear and streaming services and began a strategic review of our international content portfolio in order to rationalize our international product offerings as we shift to a global programming strategy," and "[t]he removal of this content from our platforms was a triggering event that required us to assess whether the affected programming assets were impaired." In light of these statements we continue to struggle to understand why such events and circumstances were not considered a triggering event to test for goodwill impairment. We specifically refer you to examples (e) and (f) in ASC 350-20-35-3(C). In addition, it appears your share price significantly declined in the second quarter 2023 and has not recovered. Tell us why this was not considered a trigger event. We refer to example (g) in ASC 350-20-
       35-3(C).
        Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361
if you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology